Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS INITIATES PHASE 2B STUDY OF ASLAN004 (EBLASAKIMAB) IN MODERATE-TO-SEVERE ATOPIC DERMATITIS

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The TRials with EblasaKimab in Atopic Dermatitis (TREK-AD) study will evaluate the efficacy and safety of ASLAN004, now known as eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor

-	This dose-ranging study is expected to enroll approximately 300 patients and will evaluate 4 dose regimens
-	Topline results are expected in 1H 2023

Menlo Park, California, and Singapore, January 20, 2022 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that it has screened the first patient in its Phase 2b dose-ranging clinical study of eblasakimab in adults with moderate-to-severe atopic dermatitis (AD). Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor that has the potential to provide a differentiated treatment option for patients. ASLAN expects to report topline findings from the 16-week treatment period in the first half of 2023.

The randomized, double-blind, placebo-controlled, dose-ranging clinical study will evaluate the efficacy and safety of eblasakimab in adult patients with moderate-to-severe AD who are candidates for systemic therapy. The TREK-AD study will randomize patients equally to four active treatment arms and one placebo arm, evaluating eblasakimab 300mg dosed every two weeks, 400mg dosed every two weeks, 400mg dosed every four weeks and 600mg dosed every four weeks.

The study is expected to enroll approximately 300 adult patients across 100 sites in North America, Europe and Asia Pacific and will consist of a 16-week treatment period and a 12-week safety follow-up period. The primary efficacy endpoint is percentage change in Eczema Area Severity Index (EASI) score from baseline to week 16. Key secondary efficacy endpoints include the proportion of patients achieving Investigator Global Assessment (IGA) score of 0 (clear) or 1 (almost clear), proportion of patients with a 75% or greater reduction in EASI (EASI-75), proportion of patients achieving EASI-50 and EASI-90, and changes in peak pruritus. Further details are available via ClinicalTrials.gov (study ID NCT05158023).

Dr Carl Firth, CEO, ASLAN Pharmaceuticals, commented, “We are pleased to have initiated this important new study evaluating eblasakimab in moderate-to-severe AD patients. Building upon the positive data we recently announced from the Proof-of-Concept study, the Phase 2b program will enable us to evaluate its potential as a novel treatment option that could provide meaningful improvements over existing therapies. This is a key milestone for ASLAN and moves us closer towards demonstrating the positive impact that eblasakimab could have on the burden of disease for atopic dermatitis and for other Type 2 driven allergic diseases.”

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350

Email: ASLAN@spurwingcomms.com

Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577

Email: arr@lifesciadvisors.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and ASLAN003, a potent   oral inhibitor of DHODH, which is being developed for autoimmune disease. ASLAN has a team in Menlo Park, California, and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

About eblasakimab (ASLAN004)

Eblasakimab, also known as ASLAN004, is a novel, first-in-class monoclonal antibody that targets the IL-13 receptor α1 subunit (IL-13Rα1), one of the components of the Type 2 receptor. By blocking the Type 2 receptor, eblasakimab prevents signaling through both interleukin 4 (IL-4) and interleukin 13 (IL-13) – the key drivers of inflammation in atopic dermatitis. The unique mechanism of action has the potential to deliver a differentiated safety and efficacy profile as well as an improved dosing regimen.

About the eblasakimab (ASLAN004) Proof-of-Concept study

A double-blind, randomized, placebo-controlled, Phase 1b multiple ascending dose trial was conducted to assess the safety and efficacy of eblasakimab in moderate-to-severe AD. Topline results demonstrated that the key primary and secondary endpoints were met, and supported the potential of eblasakimab as a differentiated, novel treatment for AD. In the ITT population, eblasakimab achieved a statistically significant improvement of 61% versus 32% in the placebo group in the primary efficacy endpoint of percent change from baseline in Eczema Area Severity Index (EASI) at 8 weeks and statistically significant improvements in other key efficacy endpoints: EASI-50, EASI-75, peak pruritus, and the Patient-Oriented Eczema Measure (POEM). 50% of patients who received eblasakimab 600mg weekly achieved EASI-75, compared to 13% of patients receiving placebo. Eblasakimab was well-tolerated across all doses with no emerging safety concerns.

Forward-Looking Statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab; the safety and efficacy of eblasakimab; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab; and the potential for eblasakimab as a first-in-class treatment for atopic dermatitis. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 23, 2021. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.